Filed by Highbury Financial Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Highbury Financial Inc.
Commission File No.: 000-51682

December 14, 2009

Dear Valued Clients:

Affiliated Managers Group, Inc. (NYSE: AMG), a diversified asset management company, has entered into a definitive agreement to acquire a majority equity interest in Aston Asset Management LLC (“Aston”) through the merger of Highbury Financial Inc., Aston’s parent company, into a subsidiary of AMG.  We are very excited about this development.  AMG has a long history of successful partnerships with investment firms with strong cultures and outstanding investment results.  AMG also will provide us with the resources and stability to ensure that we can continue to provide top quality investment products and the highest levels of service to our clients.

The merger with AMG will not result in any changes in the operation of Aston.  Aston’s management and employees will remain in place, continuing to provide the same high quality products and services you have come to expect. Aston’s management team has signed long-term employment contracts with AMG and will retain both ownership in the firm and autonomy to manage the day-to-day operations of the business.  The Aston brand will continue after the merger, as will Aston’s relationships with its sub advisors.

When we opened this business in 1993 we were determined to provide mutual fund clients with portfolio management teams offering disciplined investment processes more typically associated with the institutional market. We have remained true to that vision and we believe that our new association with AMG will allow us to continue to partner with outstanding sub advisors and to offer innovative and thoughtful products to the mutual fund market.

Sincerely,

Stuart D. Bilton	Kenneth C. Anderson
Chairman and Chief Executive Officer	President

Where to Find Additional Information

Highbury and AMG intend to file with the Securities and Exchange Commission (the “SEC”) a joint registration statement and proxy statement, which will contain a prospectus relating to the securities AMG intends to issue in the proposed merger and a preliminary proxy statement in connection with the proposed merger, and Highbury intends to mail a definitive proxy statement and other relevant documents to Highbury stockholders. Stockholders of Highbury and other interested persons are advised to read, when available, Highbury’s preliminary proxy statement, and amendments thereto, and definitive proxy statement in connection with Highbury’s solicitation of proxies for the special meeting to be held to approve the merger because these proxy statements will contain important information about AMG, Highbury and the proposed merger. The definitive proxy statement will be mailed to stockholders as of a record date to be established for voting on the merger. Stockholders will also be able to obtain a copy of the preliminary and definitive proxy statements, without charge, once available, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Highbury Financial Inc., 999 Eighteenth Street, Suite 3000, Denver, CO 80202, Attention: Corporate Secretary, Tel: (303) 357-4802.

Highbury and its directors and executive officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from Highbury’s stockholders in connection with the special meeting to be held to approve the merger. Additional information concerning Highbury’s directors and executives officers, including information regarding Highbury’s directors’ and officers’ beneficial ownership of Highbury common stock and preferred stock, will be included in the preliminary and definitive proxy statements filed with the SEC when the preliminary and definitive proxy statements become available.

2009 Annual Meeting of Highbury

Additional information relating to Highbury’s director nominees and its 2009 annual meeting is included in the Definitive Proxy Statement filed with the SEC on November 24, 2009.  The Definitive Proxy Statement and any other documents filed by Highbury with the SEC may be obtained free of charge at the SEC’s web site at http://www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Commission by Highbury on the “Investor Information” pages of Highbury’s website at http://www.highburyfinancial.com, or by contacting Richard S. Foote at (212) 688-2341. Investors and security holders should read the proxy statement and the other relevant materials when they become available before making any voting or other decision with respect to the 2009 annual meeting.  Highbury and its directors and executive officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from Highbury’s stockholders in connection with the 2009 annual meeting of stockholders. Additional information concerning Highbury’s directors and executives officers is included in the Definitive Proxy Statement filed with the SEC.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed Merger between AMG and Highbury,  and other statements relating to future results, strategy and plans of AMG, Aston and Highbury (including certain projections and business trends, and statements which may be identified by the use of the words “may”, “intend”, “expect” and like words), constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. For AMG, these risks and uncertainties include, but are not limited to changes in the securities or financial markets or in general economic conditions, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, the ability to close pending investments, the investment performance of AMG’s affiliates and their ability to effectively market their investment strategies and other risks detailed from time to time in AMG’s filings with the SEC.  For Highbury and Aston, factors include, but are not limited to: the successful combination of Highbury and Aston with AMG’s business, the ability to retain key personnel and the ability to achieve stockholder and regulatory approvals and to successfully close the transaction. Additional information on other factors that may cause actual results and Highbury’s or Aston’s performance to differ materially is included in Highbury’s periodic reports filed with the SEC, including but not limited to Highbury’s Form 10-K for the year ended December 31, 2008 and subsequent Forms 10-Q. Copies may be obtained by contacting Highbury or at the SEC’s web site at http://www.sec.gov. Highbury cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and Highbury undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.